FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

04 APR 13 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing

04024237

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ASX RELEASE

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APR 15 2004
THOMSON FINANCIAL

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The following release was made to the Australian Stock Exchange Limited today.

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Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

13 April, 2004

John Murphy Appointed Managing Director of CUB

Foster's Group Limited (Foster's) today announced the appointment of Mr John Murphy as Managing Director of its Australian based multi-beverage business, Carlton and United Breweries (CUB).

Mr Murphy brings to the role more than 24 years experience in the Australian alcohol beverage industry and began his career with CUB in Queensland. Since that time, Mr Murphy has progressed through a wide variety of management and leadership roles across finance, administration, operations, procurement and sales and marketing.

Most recently, Mr Murphy was Vice President Marketing and Sales for CUB where he:

- continued to develop and strengthen relationships with all main channels to market;
- was responsible for integrating and reconfiguring CUB's marketing and sales functions to improve tactical execution and speed to market;
- enhanced the effectiveness of CUB's marketing and sales spend, including rationalisation of sponsorship expenditure and the re-direction of funds to brand building, innovation and consumer advertising
- increased the focus on consumer research and developed a significantly stronger new product and service development capability;
- effectively leveraged CUB's distribution strength to build the group's multi-beverage offerings across beer, spirits, RTD's and cider; and
- took a leadership position through the development and provision of education and training forums for customers and consumers

Foster's President and CEO, Mr Trevor O'Hoy said, "I am very pleased to welcome John to the role of Managing Director of CUB. His broad commercial experience, intimate understanding of the Australian beverage sector and strong customer and industry relationships make him an outstanding candidate for the role."

"John is a person with tremendous energy and passion for our company and industry. He and I have worked closely together over the past 18 months and we share the same vision to build CUB into a highly efficient and profitable multi-beverage, consumer led and customer driven organisation.

"John's appointment reflects the continuation of CUB's strategy, including the strong focus on margins; core brands, particularly in the premium segment; innovation; and maximising operational efficiencies and returns from existing operations," he said.

Commenting on his appointment, Mr Murphy, said, "It is a great honour to be appointed to lead CUB. CUB is one of Australia's most successful businesses. Our portfolio of brands, our people, customers, suppliers and partners are a very powerful combination"

"My focus will be to build on CUB's current momentum, including realising the benefits flowing from the operational review, brand building and innovation.

"My vision is to build a consumer led, customer driven business, in every sense of the word. This means continuing the work currently underway to get closer to the consumers of CUB's products and together with all the CUB team, working hard to build on and enhance relationships with customers, suppliers and industry bodies," he said.

For more information contact:

Media:
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations:
Robert Porter
Mob: 0407 391 829